December 16, 2011

By EDGAR submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Stop 4631

Washington, D.C. 20549

Attention:  Mr. Rufus Decker, Accounting Branch Chief

Re: Deckers Outdoor Corporation
 Form 10-K for the Year ended December 31, 2010
 Filed March 1, 2011
 Form 10-Q for the Period ended September 30, 2011
 Filed November 9, 2011
 File No. 0-22446

Dear Mr. Decker:

This letter is being respectfully submitted by Deckers Outdoor Corporation (“the Company”) in response to comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the Company’s above referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q contained in the letter dated December 2, 2011 (the “Letter”).

The Company’s responses are keyed to the numbered paragraphs that correspond to the comments made by the Staff in the Letter.  Each response is preceded by a reproduction of the applicable Staff comment.

Form 10-K for the Year Ended December 31, 2010

General

1.   In our previous letter, we requested that management provide, in writing, acknowledgement of the three bullet pointed items (i.e., Tandy language) described at the end of our comment letter dated November 14, 2011. It appears that these acknowledgements were provided in the response letter but included the statement “…provided, however, that the foregoing shall not preclude the Company from asserting any defense, counterclaims or similar action or remedy that may otherwise be available to the Company at law or in equity.” Please provide the requested acknowledgements, without any additional language, in writing with your next response letter signed by management.

The Company’s Response:

The Company notes the Staff’s comment and has provided the Tandy language below.

Form 10-Q for the Period Ended September 30, 2011

Note 5 – Fair Value Measurements, page 6

2.   It does not appear that you have provided a reconciliation of the beginning and ending balances for fair value measurements which use Level 3 inputs. Please enhance your disclosure in future filings to comply with ASC 820-10-50-2.

The Company’s Response:

The Company notes the Staff’s comment.  The Company will provide in its future filings with the SEC, beginning with the Form 10-K for the year ended December 31, 2011, a reconciliation of the beginning and ending balances for fair value measurements which use Level 3 inputs.

Please note that the quarterly report for the period ended September 30, 2011 was the first periodic report in which the Company had fair value measurements that used Level 3 inputs, and as such the beginning balance of the Level 3 inputs was $0.  Therefore, the Company believed the information required in such reconciliation was provided in the footnote.  Nonetheless, if the Company has Level 3 inputs during the period, it will provide such reconciliation in future quarterly and annual filings with the SEC.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise us if we can provide any further information or assistance.   You may contact me at (805) 967-7611 with any questions.

Sincerely,

/s/ Thomas A. George
Thomas A. George
Chief Financial Officer
Deckers Outdoor Corporation

cc:	Angel R. Martinez
President and Chief Executive Officer
Deckers Outdoor Corporation